
Data Breach
Cyber Attack

James W (Jim) Morand · 3rd

CEO at Xenolith Vault, LLC

Scottsdale, Arizona, United States · Contact info

500+ connections

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XenolithAZ, LLC

Purdue University

Experience

Chief Executive Officer
XenolithAZ, LLC · Full-time
Jan 2015 – Present · 6 yrs 8 mos
Scottsdale, Arizona, United States

Digital data, hyper-secure, safe deposit box for family documents continuity from one generation to the next.

CEO
FirmLocker
Jun 2016 – Present · 5 yrs 3 mos
Scottsdale, AZ

As the CEO of FirmLocker I help firms comply with federal, territorial and municipal laws that govern data breach management. Avoiding fines and mitigate damage with comprehensive reporting and consumer notificatio …see more

CEO
Sterling Data Storage, LLC
Jan 2010 – Present · 11 yrs 8 mos
Scottsdale, AZ

Sterling Data Storage provides business continuity, online data backup and recovery services for small to medium sized businesses. Our suite of solutions protects and stores electronic data for all server, laptop and desktop c ...see more

Founder & CEO
DataPreserve, Inc
Nov 2002 – Jan 2009 · 6 yrs 3 mos

Founder & CEO
WestWind Technologies, Inc.
Jan 1998 – Jun 2002 · 4 yrs 6 mos
Huntsvill, AL

Show 1 more experience

Education

Purdue University
None, Industrial Management
1959 – 1962
Activities and Societies: Purdue Crew, Carry House, Flying Club

Grant High School
Grad
1952 – 1956

Alameda Grade School, Portland Oregon
Business Administration and Management, General
1945 – 1952

Show 2 more education